SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 38)*

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)

Xavier García de Quevedo Topete

Chief Financial and Administrative Officer of Grupo México, S.A.B. de C.V.

Attorney-in-Fact of Infraestructura y Transportes México, S.A. de C.V.

Grupo México, S.A.B. de C.V.

Campos Elíseos No. 400

Colonia Lomas de Chapultepec

México City, México 11000

011-5255-1103-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 400506101

1.	NAMES OF REPORTING PERSONS Grupo México, S.A.B. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,737,430 (See Item 5)
	8.	SHARED VOTING POWER 56,100,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,737,430 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 56,100,000 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,837,430 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%**
14.	TYPE OF REPORTING PERSON (see instructions) CO

** The Reporting Persons note that the number set forth in Row (11) represents 12.8% of the total outstanding Issuer Equity Shares based on the Issuer’s report on Form 20-F for the fiscal year ended December 31, 2016.

CUSIP No. 400506101

1.	NAMES OF REPORTING PERSONS Infraestructura y Transportes México, S.A. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 56,100,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 56,100,000 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,100,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

This Amendment No. 38 (this “Amendment No. 38”) is being filed by Grupo México, S.A.B. de C.V. (“Grupo México”) and Infraestructura y Transportes México, S.A. de C.V., Grupo México’s 75.0%-owned subsidiary (“ITM” and together with Grupo México, the “Reporting Persons”), with respect to the Series B Shares, without par value (the “Shares”), of Pacific Airport Group (the “Issuer”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on July 9, 2010, as further amended on July 12, 2010, July 13, 2010, August 13, 2010, August 25, 2010, September 22, 2010, October 12, 2010, January 25, 2011, February 16, 2011, March 15, 2011, April 12, 2011, June 14, 2011, July 6, 2011, July 13, 2011, July 28, 2011, August 11, 2011, October 3, 2011, November 14, 2011, December 5, 2011, January 30, 2012, April 10, 2013, April 18, 2013, April 25, 2013, November 14, 2013, January 27, 2014, March 11, 2014, April 2, 2014, July 2, 2014, August 12, 2014, September 8, 2014, October 7, 2014, April 6, 2015, September 14, 2015, October 19, 2015, February 1, 2016, March 3, 2016, April 20, 2016 and May 26, 2017 (collectively with this Amendment No. 38, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplemented by adding the following:

(a, b)    Since and including May 26, 2017, Grupo México has disposed of 5,880,355 Shares, as described in Item 5(c) below. As of the date hereof, Grupo México beneficially owns a total of 71,837,430 Shares, consisting of 15,737,430 Shares that Grupo México owns directly, and 56,100,000 Shares held by ITM. (References to “Shares” in this Item 5 include the Shares evidenced by ADSs beneficially owned by Grupo México). As of the date hereof, ITM beneficially owns a total of 56,100,000 Shares. The Shares directly owned by Grupo México and ITM represent approximately 3.3% and 11.8%, respectively, or 15.1% in the aggregate, of the total outstanding Shares, based on a total of 476,850,000 Shares outstanding as of December 31, 2016, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2016. Except to the extent described below, Grupo México has the sole power to vote or direct the vote of the 15,737,430 Shares that it owns directly, and has shared power to vote or direct the vote of the 56,100,000 Shares held by ITM. Except to the extent described below, ITM does not have the sole power to vote or direct the vote of any of the 56,100,000 Shares that it owns directly, and has shared power to vote or direct the vote of such Shares. Grupo México has the sole power to dispose or direct the disposition of the 15,737,430 Shares that it owns directly, and has shared power to dispose or direct the disposition of the 56,100,000 Shares held by ITM. ITM does not have the sole power to dispose or direct the disposition of any of the 56,100,000 Shares that it owns directly, and has shared power to dispose or direct the disposition of such Shares. Grupo México’s beneficial ownership of 71,837,430 Shares represents 12.8% of the total outstanding Issuer Equity Shares, based on a total of 561,000,000 Issuer Equity Shares outstanding as of December 31, 2016, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2016.

(c)        The table below sets forth the transactions in Shares since and including May 26, 2017 by the Reporting Persons. All such transactions were open market sales by Grupo México of Shares on the Mexican Stock Exchange in Mexican pesos. The amounts reported in the “Weighted Average Price Per Share” column below reflect a weighted average price for the Shares sold on the particular day. Certain Shares were sold in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column below. The Reporting Persons undertake to provide to the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold within the range of prices set forth below.

Date of Transaction	Number of Shares Sold	Daily Weighted Average Price Per Share (U.S.$)*	Daily Range of Prices (U.S.$)*
5/26/2017	250,000	10.62**	10.57-10.70**
5/29/2017	12,000	15.68**	15.63-15.81**
6/29/2017	89,625	11.37**	11.36-11.39**
6/30/2017	250,000	11.29**	11.26-11.34**
7/3/2017	94,085	11.19**	11.19-11.21**
7/4/2017	29,040	11.24**	11.24-11.25**
7/12/2017	205,970	11.48**	11.48-11.52**
7/13/2017	270,000	11.55**	11.54-11.60**
7/14/2017	250,000	11.63**	11.61-11.76**
7/17/2017	333,017	11.66**	11.60-11.75**
7/18/2017	401,702	11.79**	11.73-11.86**
7/19/2017	105,285	13.19**	13.11-13.31**
7/20/2017	250,004	11.71**	11.67-11.77**
7/27/2017	250,000	11.51**	11.51-11.63**
7/31/2017	222,356	11.47**	11.46-11.52**
8/1/2017	26,742	11.41**	11.40-11.42**
8/3/2017	250,000	11.47**	11.43-11.52**
8/4/2017	202,103	11.46**	11.43-11.47**
8/7/2017	250,000	11.39**	11.38-11.43**
8/8/2017	250,000	11.47**	11.43-11.54**
12/14/2017	117,819	10.57**	10.55-10.60**
12/15/2017	200,000	10.61**	10.57-10.66**
12/18/2017	200,000	10.66**	10.58-10.82**
12/19/2017	28,920	10.52**	10.51-10.54**
12/20/2017	22,117	10.51**	10.51-10.52**
12/29/2017	82,570	10.31**	10.28-10.42**
1/2/2018	200,000	10.39**	10.34-10.45**
1/3/2018	300,000	10.51**	10.47-10.60**
1/4/2018	210,000	10.67**	10.51-10.73**
1/5/2018	277,000	10.75**	10.70-10.85**
1/8/2018	250,000	10.75**	10.71-10.82*
*	Prices do not include broker commissions.
**	Reported prices reflect conversion into U.S. dollars based upon the peso/dollar exchange ratio at close for such date (as reported by Bloomberg L.P.).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth herein is true, complete and correct.

Dated as of: January 8, 2018

GRUPO MÉXICO, S.A.B. DE C.V.

By:	/s/ Xavier García de Quevedo Topete
	Name:	Xavier García de Quevedo Topete
	Title:	Chief Financial and Administrative Officer

INFRAESTRUCTURA Y TRANSPORTES MÉXICO, S.A. DE C.V.

By:	/s/ Xavier García de Quevedo Topete
	Name:	Xavier García de Quevedo Topete
	Title:	Attorney-in-Fact

By:	/s/ Mauricio Ibañez Campos
	Name:	Mauricio Ibañez Campos
	Title:	Attorney-in-Fact